UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b ), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

(Amendment No. 26*)

BELO CORP.

(Name of Issuer)

Series A Common Stock, par value $0.01 per share

(Title of Class of Securities)

080555 10 5

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Schedule 13G (continued)
CUSIP No. 080555 10 5		Page 2 of 6 Pages

1.	NAME OF REPORTING PERSONS Robert W. Decherd
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	SOLE VOTING POWER 4,942,151 (1)(2)
	6.	SHARED VOTING POWER 23,159 (1)(3)
	7.	SOLE DISPOSITIVE POWER 4,942,151(1)(2)
	8.	SHARED DISPOSITIVE POWER 23,159(1)(3)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,965,310 (1)(2) See Item 4 below.
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☒
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.05%(4)
12.	TYPE OF REPORTING PERSON (See Instructions) IN

Schedule 13G (continued)
CUSIP No. 080555 10 5		Page 3 of 6 Pages

ITEM 1.

(a)	Name of Issuer:

Belo Corp.

(b)	Address of Issuer’s Principal Executive Offices:

400 South Record Street

Dallas, Texas 75202

ITEM 2.

(a)	Name of Person Filing:

Robert W. Decherd

(b)	Address of Principal Business Office, or if none, Residence:

P.O. Box 655237

Dallas, Texas 75265-5237

(c)	Citizenship:

United States

(d)	Title of Class of Securities:

Series A Common Stock, par value $0.01 per share

(e)	CUSIP Number:

080555 10 5

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐ Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78o);

(d)	☐ Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

Schedule 13G (continued)
CUSIP No. 080555 10 5		Page 4 of 6 Pages

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution.

ITEM 4. OWNERSHIP.

(a)	Amount Beneficially Owned: 4,965,310 (1)(2)

(b)	Percent of Class: 5.05% (4)

(c)	Number of shares as to which the person has:

(i)	sole power to vote or to direct the vote: 4,942,151 (1)(2)

(ii)	shared power to vote or to direct the vote: 23,159 (1)(3)

(iii)	sole power to dispose or to direct the disposition of: 4,942,151 (1)(2)

(iv)	shared power to dispose or to direct the disposition of: 23,159 (1)(3)

(1)	Series B common stock is convertible at any time on a share-for-share basis into Series A common stock. Pursuant to Rule 13d-3(d)(1)(i), the Reporting Person is deemed to be the beneficial owner of the Series A shares into which the Series B shares are convertible, and such Series A shares are included in this number.
(2)	Includes 690,789 Series B shares subject to options that are presently exercisable or that become exercisable within 60 days; 5,468 Series A shares held in the A.H. Belo 401(k) plan; 381,067 Series B shares indirectly held in grantor retained annuity trusts (the “GRATs”); 640,771 Series B shares held by Crimson Cardinal, L.P. (“Crimson LP”); and 634,046 Series B shares held by Friends of Falls Road, L.P. (“Friends LP” and, collectively with Crimson LP, the “Family LPs”). Mr. Decherd serves as managing general partner of the Family LPs, and each of Mr. Decherd and his spouse is a limited partner of the Family LPs. Also includes 200,000 Series B shares held by a charitable foundation (the “Foundation”) established by Mr. Decherd and his wife and for which Mr. Decherd serves as Chairman and director, as to all of which shares Mr. Decherd disclaims beneficial ownership. The number does not include 101,200 Series A shares and 350,092 Series B shares owned by Mr. Decherd’s wife, as to all of which shares Mr. Decherd disclaims beneficial ownership.

Schedule 13G (continued)
CUSIP No. 080555 10 5		Page 5 of 6 Pages

(3)	These shares of Series B stock are held by Mr. Decherd in joint tenancy with his wife.
(4)	Pursuant to Rule 13d-3(d)(1)(i), this percentage of ownership was calculated by taking the total number of Series A shares beneficially owned by the Reporting Person (i.e., total Series A and Series B shares beneficially owned by the Reporting Person, including the total number of Series A and Series B shares the Reporting Person has the right to acquire or receive within 60 days pursuant to exercisable options and convertible securities) and dividing that number by the total number of Series A shares outstanding (i.e., the total Series A shares outstanding plus the Series B holdings of the Reporting Person plus the total number of Series A shares the Reporting Person has the right to acquire or receive within 60 days pursuant to exercisable options and convertible securities). The outstanding Series A shares used in this calculation include Series A shares into which the Series B holdings of the Reporting Person are convertible but does not contemplate the conversion of the Series B holdings of any other individual or entity. If the percentage were calculated to include all of the outstanding Series B that are convertible to Series A shares, the Reporting Person would be deemed to be the beneficial owner of 4.8% of the outstanding Series A shares.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

The Reporting Person’s children are remaindermen of the GRATs. Crimson LP has the right to receive dividends from, and sales proceeds of, the 640,771 Series B shares reported as beneficially owned by the Reporting Person as the managing general partner and a limited partner. Friends LP has the right to receive dividends from, and sales proceeds of, the 634,046 Series B shares reported as beneficially owned by the Reporting Person as the managing general partner and a limited partner. The Foundation has the right to receive dividends from, and sales proceeds of, the 200,000 Series B shares reported as beneficially owned by the Reporting Person as Chairman and director of the Foundation.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATION.

Not applicable.

Schedule 13G (continued)
CUSIP No. 080555 10 5		Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2013	/s/ Robert W. Decherd
Robert W. Decherd